Obtaining Control of Credit Suisse International Equity Flex
3 Portfolio Trust Class

As of April 30, 2011, Kemper Investments ("Shareholder") owned 0 shares of the Fund, which represented less than 25% of the Fund. As of June 30, 2011, Shareholder owned 18,639,465.805 shares of the Fund, which represented 31.59% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.